SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             AMENDMENT NO. 1 TO THE

                                 FINAL AMENDMENT

                              SAWGRASS FUND, L.L.C.
                                (Name of Issuer)

                              SAWGRASS FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                Howard M. Singer
                              Sawgrass Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4225
                               Fax: (212) 667-4949

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 21, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:     $50,000,000(a)     Amount of Filing Fee     $4,600(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $92 per $1,000,000 of the Transaction Valuation.

[x]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,600
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-60149
Filing Party:  SAWGRASS FUND, L.L.C.
Date Filed:  November 21, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          This Amendment No. 1 to the Final Amendment (the "Amendment") relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed November 21, 2002 by Sawgrass Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $50,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

          This Amendment No. 1 is being filed to correct information reported in the Final Amendment filed on January 10, 2003 and supercedes the information reported in the Final Amendment. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer  expired at 12:00  midnight,  Eastern  Time, on December 20,
2002.

     2. The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2002.

     3. $18,406,986.90 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

     4. Payment of the purchase price for the Interests was paid on January 10, 2003 in cash, to those Members tendering a portion of their Interests. Such Members received 100% of the unauditted net asset value of the Interest tendered and accepted for purchase by the Fund. Those Members tendering all of their Interests, received payment also on January 10, 2003, in cash, equal to 95% of the unauditted net asset value of the Interest tendered, and in the form of a promissory note for the remainder, subject to the other terms and conditions listed in the Offer. The remaining balance, if any, will be paid with interest after the completion of the Fund's audit for the year ending December 31, 2002.

         .

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                SAWGRASS FUND, L.L.C.


                                                By:    /s/  Howard Singer
                                                    ----------------------------
                                                    Name:   Howard Singer
                                                    Title:  Authorized Signatory

January 22, 2002